FORM 12b-25

NOTIFICATION OF LATE FILING

Commission file number: 001-13279

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR

For Period Ended: April 1, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Intermec, Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

6001 36th Avenue West, Everett, WA. 98203-1264

(Address of Principal Executive Office)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Company will be delayed in the filing of its Form 10-Q due May 11, 2012, due to a delay in the preparation of its financial statements that cannot be eliminated without unreasonable effort or expense. In conjunction with its financial analysis and reporting procedures and based on its current market capitalization, the Company has been evaluating its goodwill and long-lived assets including its intangible assets for impairment and its deferred tax assets for a valuation allowance for the first quarter of 2012. The process of evaluation and determination of the amount of impairment of goodwill and long-lived assets has extended beyond the date on which the Company’s Form 10-Q became due. In connection with item (3) of Part IV, below, in Exhibit A to this Form 12b-25, we describe the valuation allowance we expect to record against the Company’s deferred tax assets.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person in regard to this notification

Robert J. Driessnack	(425)	348-2600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A

Intermec, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 14, 2012	/s/ Robert J. Driessnack
		Name:	Robert J. Driessnack
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT A

Explanation of change in results of operations

for the fiscal quarters ended April 3, 2011 and April 1, 2012

For the fiscal quarter ended April 3, 2011, Intermec, Inc’s (the “Company’s”) revenues were $178.5 million and the Company incurred a net loss of approximately $(6.1) million or $(0.10) per share.

For the fiscal quarter ended April 1, 2012, the Company’s revenues were $179.7 million. On a preliminary basis, as reported in the Company’s Current Report on Form 8-K dated April 30, 2012 (the “April 30 Form 8-K”), before determination of the amount of impairment of goodwill and long-lived assets and before the increase in the valuation allowance against deferred tax assets described below, the Company calculated a net loss of approximately $(16.4) million or $(0.27) per share.

We have now determined that we will record an additional valuation allowance of $206.9 million against the Company’s net deferred tax assets for the fiscal quarter ended April 1, 2012. This action results in a non-cash expense in the first fiscal quarter of 2012, in the amount of $206.9 million. Our net deferred tax assets balance, after taking this charge is $14.0 million as of April 1, 2012.

In addition, we anticipate recording an impairment charge against the Company’s goodwill for the fiscal quarter ended April 1, 2012. This action will result in a non-cash expense in the fiscal quarter ended April 1, 2012. Our goodwill balance before taking this charge is $143.5 million as of April 1, 2012. This impairment charge will be an estimate based on completion of step one of the goodwill impairment test. Accounting rules require a two-step goodwill impairment test whereby the first step, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount including goodwill. If the estimated fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is potentially impaired, thus the second step of the goodwill impairment test is used to quantify the amount of any impairment that exists. We will complete step one of our interim tests for impairment of goodwill as of April 1, 2012, and due to the complexity and timing of this analysis we intend to complete step two of this analysis and adjust the impairment amount appropriately as we prepare our financial results for the second fiscal quarter of 2012, as needed.

In comparing year over year results, the results for the first fiscal quarter of 2012 included the results of businesses acquired in 2011; whereas the results for the corresponding quarter of 2011 included results of only one of the acquired businesses, for one month of the quarter. The business as it existed in the first quarter of 2011 and prior to the acquisitions is substantially reflected in the segments named Intermec branded products and Intermec branded services. Revenue reported in the Intermec branded products segment is lower than the revenue reported for that segment for the prior year period, by more than 10%.

Forward-Looking Statements

Statements made in this filing and any related statements that express Intermec’s or our management’s intentions, hopes, indications, beliefs, expectations, guidance, estimates, forecasts or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. They include, without limitation, statements regarding: our view of general economic and market conditions, our earnings or financial outlook for the first fiscal quarter of 2012, our current and any other period, our impairment analysis for goodwill and long-lived assets, our deferred tax valuation allowances, and about the applicability and results of accounting policies and analyses used in our financial reporting. When used in this document and in documents it refers to, the words “anticipate,” “believe,” “will,” “intend,” “project” and “expect” and similar expressions as they relate to us or our management are intended to identify such forward-looking statements. These statements represent beliefs and expectations only as of the date they were made. We may elect to update forward-looking statements but we expressly disclaim any obligation to do so, even if our beliefs and expectations change. Actual results may differ from those expressed or implied in our forward-looking statements. Such forward-looking statements involve and are subject to certain risks and uncertainties, which may cause our actual results to differ materially from those discussed in a forward-looking statement. Such risk factors also include, but are not limited to, risks and uncertainties described more fully in our reports filed or to be filed with the Securities and Exchange Commission including, but not limited to, our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, which are available on our website at www.intermec.com.